SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 5)*

MyMD Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

62856X102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 62856X102
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)

Shared Voting Power
187,421 shares of Common Stock

923,725 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)

Shared Dispositive Power
187,421 shares of Common Stock

923,725 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
187,421 shares of Common Stock

923,725 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.99%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Warrants and the Preferred Stock are subject to a 4.99% blocker (other than certain Warrants which are subject to a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 62856X102
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)

Sole Voting Power
129,939 shares of Common Stock

508,204 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

1,725,076 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(6)

Shared Voting Power
187,421 shares of Common Stock

923,725 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7)

Sole Dispositive Power
129,939 shares of Common Stock

508,204 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

1,725,076 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(8)

Shared Dispositive Power
187,421 shares of Common Stock

923,725 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
317,360 shares of Common Stock

1,431,929 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

5,065,582 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.99%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Warrants and the Preferred Stock are subject to a 4.99% blocker (other than certain Warrants which are subject to a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 62856X102
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)

Shared Voting Power
187,421 shares of Common Stock

5,000,950 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)

Shared Dispositive Power
187,421 shares of Common Stock

5,000,950 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
187,421 shares of Common Stock

5,000,950 shares of Common Stock issuable upon conversion of Preferred Stock (See Item 4)*

3,340,506 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.99%
(12)	Type of Reporting Person (See Instructions) IN

* As more fully described in Item 4, the Warrants and the Preferred Stock are subject to a 4.99% blocker (other than certain Warrants which are subject to a 9.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 62856X102

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13G filed on December 18, 2019 and amended on November 19, 2020, February 22, 2021, February 23, 2022 and February 14, 2023 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of MyMD Pharmaceuticals, Inc. (previously named Akers Biosciences, Inc.) (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 4 and Item 5 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 50,900,715 shares issued and outstanding as of November 10, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed by the Issuer with the SEC on November 14, 2023, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), each subject to the Blockers (as defined below).

Pursuant to the terms of certain of the Reported Warrants and the certificates of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot exercise certain of the Reported Warrants or convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such exercise or conversion, more than 4.99% of the outstanding shares of Common Stock (other than certain Reported Warrants which are subject to a 9.99% blocker) (collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants or convert all of the Reported Preferred Stock, which are each subject to the Blockers.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 187,421 shares of Common Stock, 2,083 shares of Reported Preferred Stock convertible into 923,725 shares of Common Stock at the initial conversion price (subject to the Blockers), and Reported Warrants to purchase 3,340,506 shares of Common Stock (subject to the Blockers) and Iroquois Capital Investment Group LLC (“ICIG”) held 14,169 shares of Common Stock, 1,146 shares of Reported Preferred Stock convertible into 508,204 shares of Common Stock at the initial conversion price (subject to the Blockers), and Reported Warrants to purchase 1,725,076 shares of Common Stock (subject to the Blockers). In addition, each of The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust held 38,590, 38,590 and 38,590 shares of Common Stock, respectively.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Preferred Stock and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Preferred Stock and Reported Warrants (each subject to the Blockers) held by, Iroquois Master Fund and ICIG. In addition, by virtue of his position as a custodian or trustee of certain Accounts (The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust), Mr. Abbe may be deemed to be the beneficial owner of the 115,770 shares of Common Stock held in aggregate by such Accounts. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of Iroquois Master Fund and Mr. Abbe and Ms. Page hereby disclaims any beneficial ownership of any such shares of Common Stock. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another

Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page